EXHIBIT 99.1

For Immediate Release: NR 17-03

Exeter Advances Caspiche Development – Drilling Program Underway

Vancouver, B.C., February 21, 2017: Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to announce that it has commenced a 6,000 metre drill program on its 100% owned Caspiche gold-copper project in Chile.
The program, contracted to Synergy Drilling, is designed to improve the definition of the known oxide gold zone and other potentially leachable gold zones currently not included in the oxide gold heap leach mine plan.
While the gold oxide zone is well defined by previous drilling, the current program will bring confidence levels to feasibility standards, a necessary component of our plan to move Caspiche oxides to a production decision.
Importantly, material within a transition zone below the oxides is known, but not well defined. Drilling and metallurgical testwork on this material opens the potential to add to the resources amenable to heap leaching.
Upon completion of the drilling program, Exeter expects to initiate advanced studies on the project using updated capital and operating cost estimates. Alternative infrastructure requirements associated with a recently optioned desalinated water will also be assessed (refer to the Company’s press release dated January 17, 2017 - “Exeter secures second water source”).
Caspiche is one of the largest gold discoveries made in Chile in recent years. Unique characteristics of the deposit include its’ sizeable heap leachable zone and a lower, discrete higher grade gold-copper core, within a low grade envelope. This combination offers mining opportunities that range from modest scale heap leach gold production, to larger scale open pit/underground mining of the gold-copper zone.
Development options were assessed for Caspiche in the Preliminary Economic Assessment (“2014 PEA”)A released in 2014. This report reviewed three potential development alternatives, all of which require significantly less capital than earlier studies.
In the 2014 PEA, the heap leach oxide gold project produced a projected average of 122,000 oz AuEq* annually over a planned 10 year mine life, including 148,000 oz AuEq* annually in the first five years. The proposed project has a very low strip ratio (0.27:1) and favorable gold recoveries.
Over the course of the last 18 months, the Company optimized Caspiche oxide development requirements, including detailed metallurgical studies. Importantly, the Company advanced infrastructure alternatives, including securing a second water source.

Wendell Zerb, Exeter´s President & CEO and a “qualified person” (¨QP¨) within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has reviewed and approved the technical information in this corporate update.

About Exeter
Exeter is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The property is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest mineral discoveries made in recent years.
On December 19, 2014, Exeter announced the filing of an Amended NI 43-101 Technical Report on the Caspiche Project (“2014 PEA”). Refer to the Exeter web site or Sedar for details regarding the 2014 PEA.
The Company currently has cash reserves of C$16 million and no debt.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: Wendell Zerb, CEO or Rob Grey, VP Corporate Communications Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com Tel: 604.688.9592 Fax: 604.688.9532
If you have any questions regarding Exeter, or would like a complete corporate presentation forwarded to you, please contact Mr. Rob Grey, VP Corporate Communications at: rgrey@exeterresource.com or Toll-free 1.888.688.9592.

A.
Disclaimer: The economic analysis contained in the 2014 PEA is considered preliminary in nature.  There is no certainty that the economic forecast outlined in the 2014 PEA will be realized. No inferred mineral resources were used in the PEA. See Exeter’s website or Sedar for the news release dated December 19, 2014: Amended NI 43-101 Technical Report on the Caspiche Project; Effective date: April 30, 2014.

The 2014 PEA used prices of: Au US$1,300 US$/oz., Ag US$20/oz. and Cu US$3/lb.
*
Gold equivalent oz (AuEq) value is based on Au, Ag and Cu revenues (prices and recoveries involved). AuEq oz [troy oz] = [Au g/t * Rec Au * tonnes]/31.1 + [Ag g/t * Rec Ag * tonnes]/31.1* silver price troy oz/ gold price troy oz + [[Cu% * Rec Cu * tonnes]*2204] * copper price lbs/gold price troy oz. Recoveries are adjusted based on metallurgical characteristic of the resource.

1
PAu and PCu are the Au and Cu prices (US$1,150/oz and US$2.50/lb, respectively), and RAu and RCu are the Au and Cu projected metallurgical recoveries, 65% and 85%, respectively for sulphide material and 78% for Au oxide material.

2	AuEq (M oz) = resource tonnes * AuEq[1]
3
PAu, PAg and PCu are the gold, silver and copper prices (1,250 US$/oz, 15US$/oz. and 2.75 US$/lb, respectively). RAu and RCu are the Au and Cu projected metallurgical recoveries based on a number of S % thresholds.

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the potential significance of water discovered and the potential to utilize the desalinated water secured under option, the timing and completion of advanced studies or a new preliminary economic assessment for the advancement of Caspiche, a potential production decision on the oxide project, the potential to establish new opportunities for the advancement of Caspiche, results from the 2014 PEA including estimated annual production rates, capital and production costs or expected changes to such costs, water and power requirements and metallurgical recoveries, expected taxation rates, potential for securing water rights and adequate water and potential approval of water extraction, potential for reduced power costs, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; risks associated with metallurgical recoveries, risks associated with operating in areas subject to drought conditions and scarcity of available water sources, power availability and changes in legislation affecting the use of those resources; fluctuations in metal prices; title matters; uncertainty and risks associated with the legal challenge to the easement secured from the Chilean government; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described herein and in the Company’s Annual Information Form for the financial year ended December 31, 2015 dated March 22, 2016 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
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